JEPLAN HOLDINGS, INC.

12-2 Ogimachi
Kawasaki-ku, Kawasaki-shi
Kanagawa, Japan

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Jeanne Baker

Jessica Ansart

Jane Park

Re:	JEPLAN Holdings, Inc.
Request to Withdraw Registration Statement on Form F-4
File No. 333-274418

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), JEPLAN Holdings, Inc., a foreign private issuer incorporated under the laws of Japan (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-4 initially filed with the Commission on September 8, 2023 (File No. 333-274418), as amended on November 2, 2023, December 22, 2023, January 31, 2024, March 8, 2024 and May 10, 2024, together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Consequently, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective by the Commission as of the date hereof and that no securities have been sold thereunder.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

U.S. Securities and Exchange Commission

June 18, 2024

If you have any questions or request additional information regarding this correspondence, please do not hesitate to contact Barbara A. Jones, the Company’s outside counsel, at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

JEPLAN Holdings Inc.

/s/ Masaki Takao
Name:	Masaki Takao
Title:	Chief Executive Officer

cc:	Masayuki Fujii, Chief Financial Officer, JEPLAN, Inc. Barbara A. Jones, Esq., Greenberg Traurig, LLP Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices